April 8, 2013

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Jeffrey Riedler
Mr. Austin Stephenson

Re:	Chimerix, Inc. (the “Registrant”)
Public offering of up to 7,015,000 Shares of Common Stock
Registration Statement on Form S-1, as amended,
File No. 333-187145

Dear Messrs. Riedler and Stephenson:

In connection with the proposed offering of the above-captioned shares of Common Stock, we wish to advise you that we hereby join with the Registrant's request that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective by 4:00 p.m., Eastern Standard Time, on April 10, 2013 or as soon as practicable thereafter.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, as amended, we wish to advise you that we have distributed 5,598 copies of the preliminary prospectus issued April 1, 2013 through the date hereof, to underwriters, dealers, institutions and others.

Supplemental information supplied under Rule 418(a)(7) under the Securities Act of 1933:

(i)	Date of Preliminary Prospectus: April 1, 2013
(ii)	Dates of distribution: April 1, 2013 – to date
(iii)	Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 4
(iv)	Number of prospectuses furnished to investors: 5,565
(v)	Number of prospectuses distributed to others, including the Registrant, the Registrant’s counsel, independent accountants, and underwriters’ counsel: 33

The undersigned advise that they have complied and will continue to comply, and we have been informed by participating Underwriters that they have complied and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MORGAN STANLEY & CO. LLC
COWEN AND COMPANY, LLC
as Representatives of the several Underwriters

MORGAN STANLEY & CO. LLC

By: /s/ Kenneth Pott
Name: Kenneth Pott
Title: Managing Director

COWEN AND COMPANY, LLC

By: /s/ Jason Fenton
Name: Jason Fenton
Title: Managing Director

cc:	Kenneth I. Moch, Chimerix, Inc.
Michael Alrutz, Chimerix, Inc.
Jason L. Kent, Cooley LLP
Richard D. Truesdell, Jr., Davis Polk & Wardwell LLP